SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer

Senior Vice President — General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 241-6890

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 18 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended as set forth below.

The sole paragraph in the section entitled “Shares Held by Non-Employee Directors and Executive Officers of the Company” is hereby deleted in its entirety and restated to read as follows:

“As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 380,440 Shares as of April 4, 2014. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Second Amended Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 380,440 Shares owned by them for purchase pursuant to the Second Amended Offer and those Shares were purchased by Offeror for $65.00 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $24,728,600 in cash. To the knowledge of the Company, all of the Company’s non-employee directors and executive officers currently intend to tender all of their Shares pursuant to the Second Amended Offer. If the non-employee directors and executive officers continue to hold such Shares at the time of the Merger, they would receive the same Merger Consideration as the other stockholders of the Company who hold Shares at the time of the Merger (other than MW, Offeror and stockholders who exercise and perfect their appraisal rights under the DGCL).”

The second paragraph and table in the section entitled “Treatment of Performance Restricted Stock Units” are hereby deleted in their entirety and restated to read as follows:

“On March 29, 2014, all of the unvested Performance RSUs that were subject to completed performance periods vested in accordance with their terms.”

The third paragraph, second table and fourth paragraph in the section entitled “Treatment of Performance Restricted Stock Units” are hereby deleted in their entirety and restated to read as follows:

“With respect to the 2013 performance period, participants would have received the Merger Consideration in connection with the Merger with respect to the number of shares earned based on actual achievement of performance goals.  On April 2, 2014, the Compensation Committee of the Board determined that no shares were earned with respect to the 2013 performance period.  Accordingly, the executive officers of the Company will not be entitled to payment with respect to any of the  performance restricted stock units for the 2013 performance period.

Under the Merger Agreement, the Company was entitled to grant performance restricted stock units for its 2014 performance period. These awards were approved by the Compensation Committee of the Board on April 2, 2014, are set forth in the following table, and constitute the only restricted stock units held by the executive officers of the Company as of April 4, 2014. If the Merger occurs prior to the end of the 2014 performance period, the Merger Agreement provides that the number of Shares with respect to which the Merger Consideration will be payable for such 2014 performance period awards will be calculated assuming maximum performance with respect to all performance goals and then pro-rated for the number of days elapsed in the performance period at the time of the Merger.

Unvested Performance RSUs Subject to 2014 Performance Period(1)

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units($)
R. Neal Black	30,481	$1,981,265
Robert B. Hensley	2,326	151,190
Gary M. Merry	2,326	151,190
James W. Thorne	2,326	151,190
David E. Ullman	2,326	151,190

(1) The above table includes awards of 2014 equity incentive compensation assuming a maximum level of performance.  The actual awards payable with respect to 2014 equity incentive compensation will be less, as the Merger Agreement provides that such incentive compensation will be determined at maximum performance but pro-rated for the portion of the performance period that has elapsed upon the closing of the Merger.  (See Item 3.  Arrangements With Current Executive Officers and Directors of the Company — Treatment of Company Incentive Plans”)”

The sixth paragraph, table and footnote in the section entitled “Other Potential Severance Benefits for Executive Officers — Employment Agreements” are hereby deleted in their entirety and restated to read as follows:

“The following table sets forth the estimated cash severance termination payments, assuming a qualifying termination on April 4, 2014. The table includes payment of 2014 cash incentive compensation assuming a maximum level of performance.  The actual amount payable with respect to 2014 cash incentive compensation will be less, as the Merger Agreement provides that such incentive compensation will be determined at maximum performance but pro-rated for the portion of the performance period that has elapsed upon the closing of the Merger.  (See Item 3.  Arrangements With Current Executive Officers and Directors of the Company — Treatment of Company Incentive Plans”).

Executive Officers	Cash Severance Termination Payment($)	Value of 2014 Cash Incentive Compensation ($)(1)	Total ($)
R. Neal Black	$1,550,000	$1,199,675	$2,749,675
Robert B. Hensley	494,900	321,685	816,585
Gary M. Merry	465,000	302,250	767,250
James W. Thorne	440,000	286,000	726,000
David E. Ullman	704,475	305,273	1,009,748

(1) Does not include any amount with respect to fiscal year 2013 cash bonus as the Company’s Compensation Committee has determined that no payment was earned with respect to the 2013 cash bonus program.”

The table in the section entitled “Treatment of Deferred Compensation” is hereby deleted in its entirety and restated to read as follows:

“

	Share Balance	Value of Payout of Deferred Shares($)	Non-Share Deferred Compensation Value($)	Total ($)
Executive Officers
R. Neal Black	0	$0	$983,752	$983,752
Robert B. Hensley	3,078	200,070	563,584	763,654
Gary M. Merry	0	0	0	0
James W. Thorne	6,853	445,445	0	445,445
David E. Ullman	6,853	445,445	556,848	1,002,293

Directors
Byron Bergren	0	$0	$0	$0
James H. Ferstl	6,000	390,000	0	390,000
Andrew A. Giordano	3,750	243,750	0	243,750
William E. Herron	8,250	536,250	0	536,250
Sidney H. Ritman	14,420.31	937,320	0	937,320
Robert N. Wildrick	8,250	536,250	0	536,250

”

Item 8.    Additional Information

Item 8 is hereby amended as set forth below.

The sections entitled “Golden Parachute Compensation” and “Narrative to Golden Parachute Compensation Table” are hereby deleted in their entirety and restated to read as follows:

“Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Second Amended Offer, assuming (except as indicated in the footnotes below) that the Second Amended Offer was consummated on March 31, 2014 and that the named executive officers experienced a qualifying termination on the same day.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Total ($)
R. Neal Black	4,249,675	1,981,265	6,230,940
Robert B. Hensley	1,316,585	151,190	1,467,775
Gary M. Merry	1,267,250	151,190	1,418,440
James W. Thorne	1,026,000	151,190	1,177,190
David E. Ullman	2,009,748	151,190	2,160,938

(1) Each named executive officer is party to an employment agreement with the Company. Under the terms of the employment agreement with Mr. Black (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company—Other Potential Severance Benefits for Executive Officers”), in the event that Mr. Black terminates his employment within 90 days following a change in control (which change of control would occur if the Second Amended Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), Mr. Black terminates his employment for good reason or the Company terminates Mr. Black’s employment without cause, the Company will be obligated to pay Mr. Black a severance payment of $1,550,000. Under the terms of the employment agreements with Messrs. Hensley, Merry, Thorne and Ullman (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company—Other Potential Severance Benefits for Executive Officers”), in the event of termination by the Company without cause or by the executive for good reason, the executive will receive a payment equal to the executive’s monthly base salary as in effect on the date of termination multiplied by a number of months (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months). These severance payments are not varied based upon whether the termination occurs in connection with a change in control. Pursuant to the Company Transaction Retention Plan, the Company will pay each Executive Officer a Retention Payment following the consummation of the Second Amended Offer (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company—Company Transaction Retention Plan”). Pursuant to the Merger Agreement, the Company will pay each named executive officer a pro-rated annual cash bonus for 2014 upon the Merger, determined at the maximum level of performance.  The amounts set forth above set forth the maximum such bonus payment; actual payment amount with respect to the 2014 bonus will be less due to such pro-ration.

(2) The amounts in this column are calculated reflecting that there are no unvested performance restricted stock units. The amounts in this column assume that all granted performance restricted stock units related to the 2014 performance period (which were granted on April 2, 2014) will vest on the date of the change in control, assuming maximum performance. Actual amounts realized with respect to performance restricted stock units related to the 2014 performance period will be less as the amount payable with respect to these units will be pro-rated based on the portion of the performance period that has elapsed on the date of the change in control. These are “single trigger” payments, which would be triggered by a change in control of the Company without regard to whether the executive’s employment is also terminated. These amounts are based on the Offer Price of $65.00.

Narrative to Golden Parachute Compensation Table

Each of the named executive officers holds unvested restricted stock units under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. The equity treatment set forth in the table reflects the Merger Agreement provisions governing the treatment of such compensation (except for provisions requiring pro-ration). Each of the named executive officers is also a participant in the Company Transaction Retention Plan, and party to an employment agreement, under which the named executive officer would become entitled to a cash termination payment and other payments upon a qualifying termination or in connection with the transaction. For more information relating to these arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

	By:	/s/ Charles D. Frazer
	Name:	Charles D. Frazer
	Title:	Senior Vice President — General Counsel

Dated: April 4, 2014